FOR IMMEDIATE RELEASE

AutoChina International Ltd. Issues Announcement Regarding
 Previously Released Financial Information

Beijing, China – May 22, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (OTCBB: SCRQF, SCRWF, SCRUF), a leading one-stop commercial vehicle financing and passenger automobile sales company in China, today announced that on May 20, 2009, AutoChina issued a press release reporting financial results for the fourth quarter and year ended December 31, 2008 for its operating subsidiary, AutoChina Group, Inc. on a stand-alone basis, without adjustment, prior to such subsidiary's acquisition by the Company on April 9, 2009 in a reverse merger transaction. The financial information included in this press release is preliminary in nature, has not been reviewed by the Company’s independent registered public accounting firm, and does not necessarily reflect all of the adjustments and information necessary to fully describe the accounting for the transaction. Accordingly, such information is subject to change and investors are urged not to place undue reliance on this information.

AutoChina plans to reissue the press release on or about May 29, 2009, at which time the financial information included in the press release will have been reviewed by the Company’s independent certified public accounting firm and will have been revised as necessary.

About AutoChina International Limited:
AutoChina International Limited, f/k/a Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF), is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing (truck leasing) and sales of branded passenger automobiles through its nationally recognized dealer network.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd.	Page 2
May 22, 2009

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